FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release of Quebecor Media Inc. dated February 29, 2012.

February 29, 2012

For immediate release

Quebecor Media Inc. Announces Cash Tender Offer for a Portion of its 7 3/4% Senior Notes due March 15, 2016 and Announces Certain Preliminary Annual Financial Data

Montréal, Québec, February 29, 2012 – Quebecor Media Inc. (“Quebecor Media”) today announced the commencement of a cash tender offer to purchase up to US$260,000,000 in aggregate principal amount of Quebecor Media’s 7 3/4% Senior Notes due March 15, 2016.

Preliminary Annual Financial Data

In this context and in connection with the disclosure of the financial results of its subsidiaries Videotron Ltd. and TVA Group Inc. today February 29, 2012, Quebecor Media has deemed appropriate to disclose certain preliminary annual financial data to its securities holders. As such, Quebecor Media estimates, on a preliminary and unaudited basis, that its consolidated revenues and operating income1 have reached approximately $4.21 billion and $1.34 billion, respectively, for the financial year ended December 31, 2011.2

Cash Tender Offer

Quebecor Media today announced the commencement of a cash tender offer (the “Tender Offer”) to purchase up to US$260,000,000 in aggregate principal amount (the “Maximum Tender Amount”) of Quebecor Media’s 7 3/4% Senior Notes due March 15, 2016 (CUSIP 74819RAG1) (the “Notes”). The Tender Offer is being made pursuant to an Offer to Purchase dated February 29, 2012 and the related Letter of Transmittal.

Upon the terms and subject to the conditions described in the Offer to Purchase and the Letter of Transmittal, Quebecor Media is offering to purchase for cash up to the Maximum Tender Amount of Notes. Tenders of the Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on March 14, 2012, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the “Withdrawal Date”), but may not be withdrawn thereafter. The Tender Offer will expire at 12:01 a.m., New York City time, on March 28, 2012 unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the “Expiration Date”).

Subject to the terms and conditions of the Tender Offer, Quebecor Media will accept for payment only such portions of validly tendered Notes that do not result in an aggregate principal amount of Notes purchased that exceeds the Maximum Tender Amount.

[1]	See definition of Operating Income below.
[2]

Management believes that the above estimated revenues and operating income for the fiscal year ended December 31, 2011 have been prepared on a reasonable basis, and all adjustments necessary for a fair statement of the foregoing preliminary results have been made. This preliminary financial data is unaudited and may be subject to adjustments in connection with Quebecor Media’s routine year-end and audit procedures. Quebecor Media’s actual results for the fiscal year ended December 31, 2011 may differ from the unaudited estimates stated above. In addition, readers are cautioned that important factors, including those referenced below under “Forward Looking Statements” may cause our actual audited results to differ materially from our expectations. This information is preliminary and should not be relied on as necessarily indicative of our future actual results.

If the amount to be accepted is sufficient to allow Quebecor Media to accept some, but not all of the validly tendered Notes, the amount of Notes purchased will be prorated based on the aggregate principal amount of Notes validly tendered in the Tender Offer, rounded down to the nearest integral multiple of $1,000.00, but not less than the minimum principal amount to be accepted.

The consideration for each US$1,000.00 principal amount of Notes validly tendered and accepted for purchase pursuant to the Tender Offer will be US$1,025.83 (the “Tender Offer Consideration”), up to the Maximum Tender Amount and subject to proration, if applicable, and the other terms and conditions of the Tender Offer. Holders of Notes that are validly tendered at or prior to 5:00 p.m., New York City time, on March 14, 2012, unless extended or earlier terminated (such date and time, as the same may be extended or earlier terminated, the “Early Participation Date”) will, up to the Maximum Tender Amount and subject to proration, if applicable, and the other terms and conditions of the Tender Offer, receive the Tender Offer Consideration plus US$2.50 (the “Early Participation Amount”) for each US$1,000.00 principal amount of Notes purchased pursuant to the Tender Offer. Holders of Notes tendered after the Early Participation Date but at or prior to the Expiration Date will, up to the Maximum Tender Amount and subject to proration, if applicable, and the other terms and conditions of the Tender Offer, receive the Tender Offer Consideration, but not the Early Participation Amount, for each US$1,000.00 principal amount of Notes purchased pursuant to the Tender Offer. In addition, all holders of Notes accepted for purchase in the Tender Offer will also receive accrued and unpaid interest on such purchased Notes from the last interest payment date up to, but not including, the payment date.

The Tender Offer is not conditioned on any minimum amount of Notes being tendered. However, Quebecor Media’s obligation to accept for purchase and to pay for the Notes pursuant to the Tender Offer is subject to the satisfaction or waiver of a number of conditions, including the completion by Videotron Ltd. (“Videotron”), a wholly-owned subsidiary of Quebecor Media, on or prior to the Expiration Date, of a financing transaction, on terms reasonably satisfactory to Videotron, pursuant to which Videotron receives aggregate gross proceeds of no less than US$750 million (or the equivalent in other currencies), exclusive of fees, expenses and discounts. The Tender Offer may be amended, extended or terminated. Following consummation of the Tender Offer, the Notes that are purchased in the Tender Offer will be retired and cancelled and no longer remain outstanding obligations.

Notes that are tendered and accepted for purchase at or prior to the Early Participation Date will be settled only on the date that we refer to as the “Early Payment Date”, which will promptly follow the Early Participation Date. Quebecor Media anticipates that the Early Payment Date for the Notes will be within two business days following the Early Participation Date. Notes that are tendered and accepted for purchase after the Early Participation Date but before the Expiration Date will be settled only on the date that we refer to as the “Final Payment Date”, which will promptly follow the Expiration Date. Quebecor Media anticipates that the Final Payment Date for the Notes will be within two business days following the Expiration Date. If no additional Notes are tendered after the Early Participation Date and/or if the Tender Offer is fully subscribed as of the Early Participation Date, there will be no Final Payment Date.

Quebecor Media intends to accept for purchase all Notes validly tendered at or prior to the Early Participation Date, and will only prorate the Notes if the aggregate principal amount of Notes validly tendered and not withdrawn exceeds the Maximum Tender Amount. If the aggregate amount of Notes validly tendered as of the Early Participation Date is less than the Maximum Tender Amount, holders who validly tender Notes at or prior to the Early Participation Date will not be subject to proration, whereas holders who validly tender their Notes after the Early Participation Date may be subject to proration. Furthermore, if the aggregate principal amount of Notes equals or exceeds the Maximum Tender Amount as of the Early Participation Date, we will not accept any Notes for purchase after the Early Payment Date and there will be no Final Payment Date for the Notes.

Quebecor Media reserves the right at its sole discretion to increase the Maximum Tender Amount at any time, subject to compliance with applicable law.

None of Quebecor Media or its board of directors, the dealer managers or the tender and information agent, or the trustee for the Notes makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by us or any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes, and, if so, the principal amount of Notes to tender.

All the Notes are held in book-entry form through the facilities of The Depository Trust Company. If you hold Notes through a broker, dealer, bank, trust company or other intermediary or nominee (an “Intermediary”), you must contact such Intermediary if you wish to tender Notes in the Tender Offer. You should check with such Intermediary to determine whether such Intermediary will charge you a fee for tendering Notes on your behalf. You should also confirm with the Intermediary any deadlines by which you must provide your tender instructions, because the relevant deadline set by such Intermediary will be earlier than the deadlines set forth herein.

Quebecor Media has retained BofA Merrill Lynch and Citigroup to serve as dealer managers for the Tender Offer, and Global Bondholder Services Corporation to serve as the tender and information agent for the Tender Offer.

For additional information regarding the terms of the Tender Offer, please contact BofA Merrill Lynch at (888) 292-0070 (toll free) or (646) 855-3401 (collect) or Citigroup at (800) 558-3745 (toll free) or (212) 723-6106. Requests for a copy of the Offer to Purchase and the Letter of Transmittal relating to the Notes, and questions regarding the tender of the Notes may be directed to Global Bondholder Services Corporation at (866) 937-2200 (toll free) or (212) 430-3774 (collect).

This announcement does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction. The securities mentioned herein have not been registered under the United States Securities Act of 1933 or applicable state securities laws, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from registration. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

Operating Income

In its analysis of operating results, the Corporation defines operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, loss on debt refinancing and income tax. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that operating income is a meaningful measure of performance. The Corporation uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments. Operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. The Corporation’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Quebecor Media Inc.

Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX:QBR.A) (TSX:QBR.B), one of Canada’s most important holding company operating in the telecommunications and media businesses. With more than 16,000 employees, Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone services and mobile telephone services. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English and French language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French language general interest television network in Québec, a number of specialty channels and the SUN News English language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publishing Inc.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc. and TVA Films), video game development (BlooBuzz Studios, L.P.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron Ltd), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales) and the publishing of printed and online directories, through Quebecor MediaPagesTM.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2010. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

Sources:

Jean-François Pruneau Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. jean-francois.pruneau@quebecor.com 514 380-4144	J. Serge Sasseville Vice President, Corporate and Institutional Affairs Quebecor Media Inc. serge.sasseville@quebecor.com 514 380-1864

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ JEAN-FRANÇOIS PRUNEAU
By:	Jean-François Pruneau Chief Financial Officer

Date: March 1, 2012